Via Facsimile and U.S. Mail
Mail Stop 4720

December 9, 2009

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
        Form 10-Q for the Fiscal Quarter Ended September 30, 2009
        File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

4. Fair Value Measurements, page 24

1. For your transfers in or out of Level 3 please disclose the following:
    - Your policy for transfers in or out of Level 3;
    - Transfers in and out separately in the Level 3 rollforward or provide amounts on a gross basis in a footnote to the table;
    - The significant inputs that you no longer consider to be observable; and

- Any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 rollforward, the amount you excluded.

12. Federal Income Taxes, page 79

2. Please explain your basis for recognizing a $754 million income tax benefit in the third quarter of 2009, attributable to the "potential sale of foreign businesses." Ensure that your response also explains the $720 million income tax expense recorded in the second quarter of 2009, which also appears to be related to your divestiture plan.

Management's Discussion and Analysis of Financial Condition and Results Operations

Liability for unpaid claims and claims adjustment expense, page 123

3. As reported in the New York Times on December 1, 2009, a report distributed to clients by the investment research firm Sanford C. Bernstein indicated an $11.9 billion shortfall in your property casualty reserves. Please tell us whether you have evaluated or intend to evaluate this report and assertion, and, if so, please summarize for us your evaluation and conclusion, or tell us the date that you will provide us a summary.

Deferred Policy Acquisition Costs (Life Insurance & Retirement Services), page 160

4. You disclose that recoverability of deferred acquisition costs is based on a number of factors, including investment returns and policy persistency. For the nine months ended September 30, 2009, you reported $7.4 billion in realized capital losses and increases in policy surrender activity. Also, you expect continued adverse policy persistency experience in the fourth quarter of 2009 due to certain large group surrenders. If a known uncertainty regarding the recoverability of your deferred acquisition costs exists, please revise to disclose the events or circumstances that are reasonably likely to lead to a future write-down of deferred acquisition costs and your estimate of the amount or range of amounts. If you believe that a known uncertainty does not exist, please tell us the factors that you considered in reaching this conclusion.

Investments, page 182

5. In the RMBS and CMBS investment tables on pages 186 and 187, please separate the "BBB and below" caption into two captions, "BBB" and "Below investment grade."

Other-Than-Temporary Impairments, page 190

6. For your below-investment grade securities where you recorded other-than-temporary losses, disclose the amounts recorded, and for below-investment grade securities

where no other than temporary loss was recorded, disclose why you believe no loss is required. You may want to consider disaggregating the requested disclosure for those sectors with the most exposure, such as corporate debt securities, RMBS, CMBS, and CDOs.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant